UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November, 2022

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1751 Richardson Street, Suite 2207

Montreal Quebec H3K-1G6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 11, 2022, Marc Seelenfreund, the Chief Executive Officer of Siyata Mobile Inc., a British Columbia (Canada) company that is a global vendor of Push-to-Talk over Cellular (“PoC”) devices and of cellular signal booster systems, held an investor conference call to discuss the Company’s third quarter 2022 financial results. A copy of the transcript of the conference call is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Conference call transcript dated November 11, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2022	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

2